Exhibit (a)(5)(I)

Linde Half-Year Financial Report.
January to June 2012.

H1

LeadIng.

THE LINDE GROUP

Linde financial highlights

	January to June
in € million	2012	2011	Change

Share
Closing price	€122.65	120.90	1.4%
Year high	€136.15	122.40	11.2%
Year low	€115.75	102.35	13.1%
Market capitalisation (at closing price on 30 June)	21,108	20,645	2.2%

Adjusted earnings per share[1]	€3.91	3.79	3.2%
Earnings per share – undiluted	€3.45	3.32	3.9%
Number of shares outstanding (in 000s)	172,102	170,757	0.8%

Revenue	7,174	6,774	5.9%

Operating profit[2]	1,655	1,559	6.2%

Operating margin	23.1%	23.0%	+ 10 bp [4]

EBIT before amortisation of fair value adjustments	1,095	1,039	5.4%

Profit for the period	631	598	5.5%

Number of employees[3]	51,072	50,417	1.3%

Gases Division
Revenue	5,830	5,436	7.2%
Operating profit	1,599	1,483	7.8%
Operating margin	27.4%	27.3%	+ 10 bp [4]

Engineering Division
Revenue	1,229	1,226	0.2%
Operating profit	151	141	7.1%
Operating margin	12.3%	11.5%	+80 bp [4]

[1]	Adjusted for the effects of the purchase price allocation.
[2]	EBITDA including share of profit or loss from associates and joint ventures.
[3]	At 30 June 2012/31 December 2011.
[4]	Basis points.

Linde Half-Year Financial Report 2012	01
JANUARY TO JUNE 2012

Linde Half-Year Financial Report. January to June 2012.

First half of 2012:

Linde increases revenue and earnings

•	Group revenue up 5.9 percent to EUR 7.174 bn

•	Group operating profit[1] increases by 6.2 percent to EUR 1.655 bn

•	Slight rise in Group operating margin to 23.1 percent (2011: 23.0 percent)

•	Group outlook for 2012 confirmed:

•	Increase in revenue and operating profit expected

•	Medium-term targets revised as Linde proceeds with the Lincare acquisition:

•	Group operating profit target of EUR 4 bn expected to be achieved early – in 2013

•	ROCE[2] target of 14 percent expected to be achieved in 2015

[1]	Operating profit: EBITDA including share of profit or loss from associates and joint ventures.
[2]	Return on capital employed based on the definition given on page 046 of the 2011 Financial Report.

02	Linde Half-Year Financial Report 2012
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Group Interim Management Report

General economic environment

As expected, growth in the global economy in the second half of 2012 was slower than in the first six months of 2011. Recently, however, the international forecasting institute The Economist Intelligence Unit Ltd. (EIU)1 revised its estimates for the full year 2012 slightly up. Economic experts are now expecting global gross domestic product (GDP) to rise by 2.4 percent, compared with their forecast at the end of the first quarter of 2012 of 2.2 percent. By way of comparison, global GDP grew 2.7 percent in 2011. EIU is expecting global industrial production (IP) to increase by 2.8 percent over the course of 2012, the same rate as it forecast at the end of the first quarter. In 2011, IP rose by 3.5 percent.

EIU is once again expecting the fastest rates of growth to be in Asia. Dynamic growth will continue to be seen in the Chinese economy in particular. Nevertheless, markets in the Middle East, South America and Eastern Europe will also be able to expand their economic output.

Uncertainty still exists as to the extent, sustainability and intensity of global economic growth. In the more mature economies, fiscal consolidation measures and restrictive monetary policy are having a dampening effect. High levels of sovereign debt in major economies could have an increasingly adverse impact on global economic trends. The strength of the economy in the newly industrialised nations entails inflation risks and risks to stability. Stability has also not yet returned to the international financial markets, while unemployment remains high in many industrialised countries. Moreover, ongoing political conflict in parts of the Arab world and a further increase in the price of oil and raw materials might also have an adverse effect on general economic trends. Structural development potential in the emerging economies will remain the major driver of global economic growth for the foreseeable future. In the long term, most investment momentum is expected to come from global megatrends, energy, the environment and health.

Economists are continuing to forecast different rates of growth in 2012 in the various regions. EIU is expecting the fastest rates of growth to continue to be in the Asia/Pacific region, where GDP is forecast to rise by 6.1 percent (Q1 report: 6.1 percent). China is once again expected to be out in front, with a predicted increase in GDP of 8.2 percent (Q1 report: 8.3 percent). EIU expects strong growth to continue in India too, where economic output is expected to rise by 7.0 percent (Q1 report: 7.0 percent). For Australia, economists are predicting economic growth of 3.0 percent (Q1 report: 2.9 percent).

Significantly weaker economic trends are forecast in the EMEA region (Europe, Middle East and Africa). Here, EIU expects only a slight increase in GDP of 0.4 percent (Q1 report: 0.3 percent). The Institute is predicting a decline in economic output of 0.6 percent in the eurozone (Q1 report: decline of 0.6 percent), whereas the forecast for growth in Germany was revised upward. Here, the economic experts are now expecting a rise in GDP of 0.7 percent (Q1 report: 0.1 percent). In Eastern Europe, the forecast is for an increase in GDP of 2.2 percent (Q1 report: 2.3 percent), while the economy in the Middle East is expected to grow by 4.3 percent (Q1 report: 4.4 percent). Economists are also predicting relatively dynamic trends in Africa, with an increase in GDP of 4.4 percent (Q1 report: 4.2 percent).

The growth forecast for the Americas region in 2012 remains unchanged at 2.4 percent. EIU continues to predict a 2.2 percent increase in GDP in the United States, whereas it has revised its forecast for South America down slightly from 3.9 percent in the Q1 report to the current figure of 3.7 percent.

[1]	© 2012 The Economist Intelligence Unit Ltd. All rights reserved.

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Group

In the first half of 2012, positive business trends continued at the technology company The Linde Group. Group revenue and Group operating profit both increased during the period.

In the first six months of the current financial year, Group revenue rose by 5.9 percent to EUR 7.174 bn, compared with EUR 6.774 bn for the first six months of 2011. After adjusting for exchange rate effects, the increase in revenue was 2.3 percent. The Group’s share of revenue from its interest in joint ventures (which is not disclosed in Group revenue) was EUR 252 m (2011: EUR 218 m).

In the first half of 2012, Linde continued with the rigorous implementation of its HPO (High Performance Organisation) programme, a holistic concept for sustainable process optimisation and productivity gains, increasing Group operating profit by 6.2 percent to EUR 1.655 bn (2011: EUR 1.559 bn). The Group was able to continue to reinforce its profitability, achieving a slight increase in the Group operating margin in the first half of 2012 to 23.1 percent (2011: 23.0 percent).

The net financial expense in the six months ended 30 June 2012 was EUR 163 m (2011: EUR 126 m). One factor that needs to be taken into consideration when comparing the figures for the first half of 2012 with those of the prior-year period is one-off income of EUR 30 m recognised in the first quarter of 2011 arising from the repayment of a loan relating to the 2007 sale of BOC Edwards.

Profit before tax rose to EUR 810 m, 2.3 percent above the figure achieved in the first half of 2011 of EUR 792 m. Profit for the period increased by 5.5 percent to EUR 631 m (2011: EUR 598 m). The income tax expense fell from EUR 194 m in the first half of 2011 to EUR 179 m in the first half of 2012. Two one-off effects had an impact here. One was the release of tax provisions following the completion of a tax audit and the expiry of the statute of limitations. The other was an adjustment to the deferred tax liability as a result of the drop in the UK tax rate.

After adjusting for non-controlling interests, profit for the period attributable to Linde AG shareholders was EUR 591 m (2011: EUR 566 m). Earnings per share rose as a result by 3.9 percent to EUR 3.45 (2011: EUR 3.32). On an adjusted basis, i.e. after adjusting for the effects of the purchase price allocation from the BOC acquisition, earnings per share stood at EUR 3.91 (2011: EUR 3.79).

Gases Division

Linde is one of the leading companies in the international gases industry and is extremely well-positioned, especially in the emerging economies. On the basis of its global footprint and well-balanced spread across different sectors, Linde is able to more than compensate for faltering demand in some markets or the weakness of certain currencies.

Revenue in the Gases Division in the first six months of 2012 grew 7.2 percent to EUR 5.830 bn, compared with a figure of EUR 5.436 bn for the prior-year period. On a comparable basis, i.e. after adjusting for exchange rate effects and changes in the price of natural gas, the increase in revenue was 3.4 percent. The Group’s share of revenue from its interests in joint ventures (not included in the revenue of the division) rose to EUR 246 m (2011: EUR 213 m).

Linde’s Gases Division achieved a 7.8 percent increase in operating profit to EUR 1.599 bn (2011: EUR 1.483 bn). One of the factors which had a positive impact on this upward trend was the continuing implementation of Linde’s HPO measures. The operating margin rose to 27.4 percent, just above the high figure achieved in the first six months of 2011 of 27.3 percent. The share of profit or loss from associates and joint ventures in the Gases Division disclosed in operating profit in the first half of 2012 was EUR 51 m (2011: EUR 36 m).

Business trends in the individual segments in the Gases Division reflect the fact that economic circumstances varied greatly from region to region. In the first six months of 2012, the highest growth rates were once again to be seen in the emerging economies, whereas demand in the mature markets was relatively modest.

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JANUARY TO JUNE 2012 – Group Interim Management Report

EMEA

In the EMEA reportable segment (Europe, Middle East, Africa), Linde achieved revenue growth of 4.2 percent in the first half of 2012 to EUR 2.944 bn (2011: EUR 2.824 bn). On a comparable basis, the growth in revenue was 3.4 percent. Operating profit increased by 3.3 percent to EUR 834 m (2011: EUR 807 m). This resulted in an operating margin of 28.3 percent (2011: 28.6 percent). The Continental European homecare operations acquired by Linde from Air Products contributed for the first time to the expansion of business in the EMEA region. Linde was able to complete this acquisition in April 2012. In addition, the continuous implementation of the various productivity improvement and process standardisation initiatives under the HPO programme had a positive impact on business trends.

Business performance was adversely affected by unfavourable economic conditions in the eurozone. A planned stoppage for plant maintenance in Southern Europe also acted as a brake on revenue and earnings trends. In Eastern Europe and the Middle East, on the other hand, Linde was able to benefit from a good economic environment. In the first quarter of 2012, the Group entered into a contract to supply on-site gases to Sadara Petrochemical Company (Sadara) in Jubail, Saudi Arabia. Linde will invest around USD 380 m to provide Sadara with long-term supplies of carbon monoxide (CO), hydrogen (H2) and ammonia (NH3) at one of the world’s largest chemical complexes. Linde expects this major project to generate considerable momentum for the continuing expansion of its gases and engineering businesses in the Near and Middle East. Linde’s Engineering Division will design, supply and deliver the new turnkey gases plants, which are expected to come on stream in 2015 (see also Engineering Division section).

In April 2012, Linde completed its acquisition of Air Products’ Continental European homecare business at a purchase price of EUR 604 m adjusted for certain cash and debt items. This business generated revenue of EUR 210 m in the 2011 financial year with around 850 employees. The transaction comprises Air Products’ homecare operations in Belgium, France, Germany, Portugal and Spain. Homecare is the term applied to medical services relating to the treatment of patients in settings other than hospitals. It includes respiratory services such as oxygen therapy, sleep therapy and ventilation services. Healthcare is one of three strategic areas which Linde expects to generate above-average growth.

In June 2012, Linde, the German Ministry of Transport and other industrial partners issued a joint declaration of intent to expand the hydrogen filling station network in Germany. According to this declaration, there will be at least 50 public hydrogen filling stations in Germany by 2015. The German Ministry of Transport has used the Linde/Daimler initiative as an opportunity to widen participation in the establishment of a country-wide hydrogen infrastructure. Already pioneers in this field, Linde and Daimler agreed back in summer 2011 to build 20 hydrogen filling stations in Germany over the coming years.

Also in June 2012, Linde, ENERTRAG AG and Total Deutschland GmbH agreed to back a joint pilot project on hydrogen produced from wind energy. The companies will work together on a multi-energy filling station at the German capital’s prospective new airport Berlin Brandenburg (BER), producing hydrogen from wind via electrolysis. Linde is responsible for the development, installation and commissioning of the hydrogen filling station, which will be able to supply both cars and buses with this sustainably-produced hydrogen. The plant is expected to come on stream in mid-2013.

Asia/Pacific

In the Asia/Pacific reportable segment, Linde achieved revenue growth of 13.6 percent in the first six months of 2012 to EUR 1.674 bn (2011: EUR 1.473 bn). On a comparable basis, the increase in revenue was 4.2 percent. Growth in the first half of the year was adversely affected by a smaller increase in demand in the market for electronic gases than in the previous year. Revenue trends during the reporting period were also affected by plant stoppages in South and East Asia.

Operating profit was up 11.6 percent to EUR 453 m (2011: EUR 406 m). This resulted in an operating margin of 27.1 percent (2011: 27.6 percent). When comparing the operating margin for the first half of 2012 with that for the first half of 2011, factors to be taken into account are the pass-through of increases in the price of natural gas and the up-front investment required to grow the business and employ new staff in the rapidly expanding Asian market, especially in China. To sustain high levels of profitability, Linde is also continuing with the rigorous implementation of its HPO concept in the Asia/Pacific segment.

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Within the Asia/Pacific segment, the fastest business expansion was once again in the Greater China region. However, during the reporting period, Linde also achieved growth in the South Pacific region and in South and East Asia.

In the on-site business, the Group succeeded in winning major new contracts in the first half of 2012 which will further strengthen its business in the Asia/Pacific region.

Linde will, for example, build two large air separation units (ASUs) for Tata Steel Limited, one of the world’s largest steel companies, at its site in the Kalinganagar industrial complex in Odisha, India. Around EUR 80 m will be invested in this project. The construction of the two plants is part of a long-term agreement for the on-site supply of gases by Linde to Tata Steel signed by both companies in June 2012. Each of the two new ASUs will have a production capacity of 1,200 tonnes of air gases per day. Once the plants have come on stream, which is expected to be in 2014, they will supply Tata’s steelworks (currently under construction) with gaseous oxygen, nitrogen and argon, as well as producing liquefied gases for the regional market. Linde also intends to establish an extensive pipeline network in the Kalinganagar industrial complex, so that it can supply industrial gases to other steel-producers there in future. This investment will enable Linde to strengthen its position as a leading supplier of gases in the growth market of India.

In addition, Linde LienHwa (LLH) signed a major long-term supply agreement with Samsung Electronics in the second quarter of 2012. Linde’s Taiwanese subsidiary will supply electronic gases for Samsung’s newest TFT-LCD factory in the Suzhou Industrial Park in China. LLH will invest around EUR 50 m in the project, which involves the construction of a turnkey liquefied gas supply system for the TFT-LCD production. Linde Lien- Hwa will also build a new nitrogen generator for Samsung, supplying nitrogen to the company via a pipeline. Electronic gases are an important element in the production of transistors, which are used to control the pixels on LCD screens. This project will strengthen Linde’s position as a leading producer of gases for the TFT-LCD industry.

Americas

In the Americas reportable segment, Linde achieved revenue growth of 7.5 percent in the first six months of 2012 to EUR 1.261 bn (2011: EUR 1.173 bn). On a comparable basis, the increase in revenue here was 3.3 percent. Operating profit rose at a faster rate then revenue, by 15.6 percent to EUR 312 m (2011: EUR 270 m). At 24.7 percent, the operating margin significantly exceeded the figure for the first half of 2011 of 23.0 percent. One factor contributing to the increase was the progress made by Linde in the implementation of HPO. The margin was also affected by the pass-through of lower natural gas prices.

The solid business performance in North America was boosted in particular by the liquefied gases product area and by the cylinder gas business where Linde is successful in the Canadian market.

As a result of the South American economy remaining relatively robust, Linde was able to achieve doubledigit growth there. The Healthcare and liquefied gases product areas in particular achieved an above-average performance in the first half of 2012.

Product areas

Within the various product areas in the Gases Division, Linde achieved the highest rate of growth in its Healthcare business. On a comparable basis, revenue here in the first half of 2012 rose by 10.3 percent to EUR 664 m (2011: EUR 602 m). This upward trend was partly the result of the acquisition of Air Products’ Continental European homecare operations, which was completed on 30 April 2012. The newly-acquired business contributed to revenue and earnings for the first time in May and June 2012.

In the liquefied gases product area, revenue rose on a comparable basis by 4.3 percent to EUR 1.658 bn at 30 June 2012 (2011: EUR 1.590 bn). Linde achieved slight increases in revenue in its cylinder gas business and on-site business (where it supplies gases on site to major customers). In the cylinder gas product area, revenue rose to EUR 2.098 bn, 2.0 percent higher on a comparable basis than the figure for the first half of 2011 of EUR 2.057 bn. The on-site business achieved revenue growth of 1.4 percent on a comparable basis, with revenue rising to EUR 1.410 bn (2011: EUR 1.391 bn). Plant stoppages acted as a brake on trends in this product area. It is also worth noting that most of the growth in the on-site product area was achieved through joint ventures and that the Group’s share of revenue from these joint ventures is not disclosed in the revenue of the Gases Division.

06	Linde Half-Year Financial Report 2012
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Gases Division

	January to June
	2012			2011
in € million	Revenue	Operating profit	Operating margin in percent	Revenue	Operating profit	Operating margin in percent
EMEA	2,944	834	28.3	2,824	807	28.6
Asia/Pacific	1,674	453	27.1	1,473	406	27.6
Americas	1,261	312	24.7	1,173	270	23.0
Consolidation	- 49	—	—	- 34	—	—

Gases Division	5,830	1,599	27.4	5,436	1,483	27.3

Gases Division

	2nd Quarter
	2012			2011
in € million	Revenue	Operating profit	Operating margin in percent	Revenue	Operating profit	Operating margin in percent
EMEA	1,499	420	28.0	1,431	412	28.8
Asia/Pacific	866	235	27.1	766	210	27.4
Americas	636	160	25.2	593	134	22.6
Consolidation	- 26	—	—	- 16	—	—

Gases Division	2,975	815	27.4	2,774	756	27.3

Engineering Division

In the first half of 2012, the Engineering Division of The Linde Group generated revenue of EUR 1.229 bn. This figure was almost the same as that achieved in the first half of 2011 (2011: EUR 1.226 bn). The very successful execution of a number of individual projects meant that Linde was able to increase operating profit in its plant construction business at a faster rate than revenue, by 7.1 percent to EUR 151 m (2011: EUR 141 m). The operating margin rose to 12.3 percent (2011: 11.5 percent), again significantly exceeding the medium-term target of 8 percent.

Order intake in the first half of 2012 was EUR 1.432 bn, 24.6 percent above the figure for the first half of 2011 of EUR 1.149 bn. This positive trend was due in particular to a major contract in Saudi Arabia acquired by Linde’s Engineering Division in the first quarter from the Group’s Gases Division. The USD 380 m order is for the turnkey construction of a two-stream HyCo plant plus a single-stream ammonia plant with a large storage tank. The new plants will enable Linde to provide long-term supplies of carbon monoxide (CO), hydrogen (H2) and ammonia (NH3) to Sadara Petrochemical Company in Jubail at one of the world’s largest chemical complexes (see also Gases Division section).

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The Engineering Division has also been contracted by the Gases Division to build two large air separation plants in the Kalinganagar industrial complex in India. The construction of both plants forms part of a long-term onsite supply contract concluded by Linde with Tata Steel Limited in June 2012 (see also Gases Division section).

These orders are further confirmation of Linde’s integrated business model and examples of the way in which the Group’s Engineering Division supports the targeted expansion of the on-site business in the Gases Division.

In the second quarter, Linde also won an engineering contract for the licensing and front end engineering design (FEED) of one of the world’s largest ethylene plants. The contract for this project in Tobolsk, Western Siberia, was awarded by SIBUR LLC, Russia’s largest petrochemical company. Once finished, the new plant will produce around 1.5 million tonnes per annum (tpa) of ethylene, 500,000 tpa of propene and 100,000 tpa of butadiene from the feedstocks ethane, propane and n-butane. These products are important base materials for the plastics manufacturing industry.

In addition, Linde won orders during the reporting period totalling around USD 250 m in the market for the efficient exploitation of shale gas reserves in North America, thereby continuing to improve its position in this promising business.

Order intake was characterised not only by these projects, but also, as in previous quarters, by a number of small and medium-sized new orders. Considerably more than half of incoming orders came from Asia and the Middle East. These also include several projects won by Linde’s subsidiary Cryostar from South Korean shipyards. These projects, with a total volume of EUR 80 m, will see The Linde Group supplying cryogenic compressors and heat exchangers for operations aboard liquefied natural gas ships. Most of the other orders were from Europe and North America.

In the first half of 2012, the highest proportion of new orders (28 percent) related to air separation plants. Around 25 percent of the order intake was generated in the hydrogen and synthesis gas plant product area, while 20 percent of the order intake related to the natural gas plant product area and a further 20 percent to petrochemical plants.

Given the positive trend in orders, the order backlog in the Engineering Division grew in the first six months of 2012 to EUR 3.798 bn (31 December 2011: EUR 3.600 bn).

During the reporting period, Linde’s Engineering Division entered into an agreement with the Hamburg Port Authority in Germany to work together to promote the use of liquefied natural gas (LNG) as an environmentally friendly fuel. To this end, Linde will conduct an extensive feasibility study on the cost-effective use of LNG in the port of Hamburg, the results of which should be available in the second half of 2012.

In the first quarter of 2012, the Engineering Division also acquired Carbo-V® technology from the company Choren Industries GmbH in Freiberg, Germany. This is a multi-stage process for biomass gasification which may be used by Linde as licensor or by Linde itself.

Engineering Division

	2nd Quarter		January to June
in € million	2012	2011	2012	2011
Revenue	628	635	1,229	1,226
Order intake	673	705	1,432	1,149
Order backlog at 30.06./31.12.	—	—	3,798	3,600
Operating profit	78	79	151	141
Operating margin	12.4%	12.4%	12.3%	11.5%

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Engineering Division – Order intake by region

	January to June
in € million	2012	in percent	2011	in percent
Asia/Pacific	408	28.5	597	52.0
Europe	336	23.5	196	17.1
North America	303	21.1	184	16.0
Middle East	315	22.0	100	8.7
Africa	10	0.7	47	4.0
South America	60	4.2	25	2.2

Total	1,432	100.0	1,149	100.0

Engineering Division – Order intake by plant type

	January to June
in € million	2012	in percent	2011	in percent
Air separation plants	397	27.7	318	27.7
Natural gas plants	295	20.6	279	24.3
Hydrogen and synthesis gas plants	357	24.9	270	23.5
Olefin plants	252	17.6	160	13.9
Other	131	9.2	122	10.6

Total	1,432	100.0	1,149	100.0

Engineering Division – Order intake by region

	2nd Quarter
in € million	2012	in percent	2011	in percent
Asia/Pacific	167	24.8	453	64.2
Europe	222	33.0	78	11.1
North America	201	29.9	49	7.0
Middle East	44	6.5	79	11.2
Africa	4	0.6	38	5.4
South America	35	5.2	8	1.1

Total	673	100.0	705	100.0

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Engineering Division – Order intake by plant type

in € million	2nd Quarter
	2012	in percent	2011	in percent
Air separation plants	206	30.6	197	27.9
Natural gas plants	138	20.5	138	19.6
Hydrogen and synthesis gas plants	24	3.6	208	29.5
Olefin plants	232	34.5	92	13.0
Other	73	10.8	70	10.0

Total	673	100.0	705	100.0

Finance

Cash flow from operating activities for the first half of 2012 was EUR 869 m (2011: EUR 977 m). When comparing this with the figure for the prior-year period, the main item to be considered is the cash inflow of EUR 59 m from the early repayment of the loan relating to the 2007 sale of BOC Edwards which was recognised in the first quarter of 2011. A lower level of advance payments received from customers and higher income tax payments also had an adverse impact on cash flow from operating activities.

Cash flow from investing activities is net of payments during the reporting period for investments in tangible and intangible assets and plants held under leases in accordance with IFRIC 4 of EUR 705 m, significantly exceeding the figure for the prior-year period of EUR 547 m. Included in payments for investments in consolidated companies of EUR 627 m is the purchase price of EUR 604 m paid to Air Products for the acquisition of its Continental European homecare business and payments of EUR 37 m for the purchase of air separation plants from the steel company Hebei Puyang Iron & Steel Co. Ltd. In contrast, the cash inflow of EUR 555 m from the disposal of current financial assets had a positive impact on cash flow from investing activities. In the six months ended 30 June 2012, the net cash outflow from investing activities was EUR 743 m (2011: net cash outflow of EUR 485 m). Net cash inflow (free cash flow before financing activities) fell as a result by EUR 366 m to EUR 126 m (2011: EUR 492 m).

Total assets increased by 3.6 percent to EUR 29.965 bn at 30 June 2012, compared with the figure of EUR 28.915 bn at 31 December 2011. Non-current assets comprised a significant proportion of total assets (EUR 23.896 bn at 30 June 2012 and EUR 23.071 bn at 31 December 2011). Included in the figure for non-current assets was an increase in goodwill of EUR 379 m, mainly as a result of additions relating to acquisitions and exchange rate effects. So, for example, the purchase of Air Products’ Continental European homecare business resulted in an increase in goodwill of EUR 248 m. Tangible assets rose from EUR 9.030 bn to EUR 9.474 bn. Intangible assets also rose, from EUR 3.300 bn to EUR 3.336 bn. The main reasons for the increases in both items were exchange rate effects and additions relating to investments. Amortisation and depreciation had the opposite effect on the totals. Current assets rose by EUR 225 m, with trade receivables up EUR 416 m and other receivables and other assets up EUR 191 m. Here too, additions relating to acquisitions should be taken into account. Current securities and cash and cash equivalents fell as expected, by EUR 512 m.

Equity rose by EUR 278 m from EUR 12.144 bn at 31 December 2011 to EUR 12.422 bn at 30 June 2012. This increase was mainly as a result of the profit for the period of EUR 631 m and to positive exchange rate effects. Items which had the opposite effect on equity were actuarial losses arising from the remeasurement of pension obligations of EUR 222 m and the Linde AG dividend payment of EUR 428 m. The equity ratio at 30 June 2012 was 41.5 percent, slightly below the figure of 42.0 percent at 31 December 2011.

Net financial debt comprises gross financial debt less securities intended to be held long term, short-term securities and cash and cash equivalents. At 30 June 2012, it was EUR 6.243 bn, an increase of EUR 1.149 bn compared with the figure at 31 December 2011. Factors to be taken into consideration here are payments made for ongoing investments, the dividend payments and the purchase price paid to Air Products.

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Gross financial debt increased by EUR 636 m when compared with the figure at 31 December 2011. In May 2012, Linde Finance B. V. issued a new EUR 500 m bond under the EUR 10 bn Debt Issuance Programme. The seven- year bond has a fixed interest coupon of 1.75 percent and is guaranteed by Linde AG. With this transaction, Linde has secured long-term funds at an attractive interest rate. In addition, commercial papers of EUR 710 m were raised. At the same time, a EUR 724 m bond which matured in April was redeemed on schedule.

The dynamic indebtedness factor (net financial debt to operating profit for the last twelve months) of 1.9 is higher than the equivalent figure at 31 December 2011, as expected. The Group’s gearing (the ratio of net debt to equity) rose accordingly to 50.3 percent (31 December 2011: 41.9 percent).

The Linde Group is financed on a long-term basis, as can be seen from the maturity profile of the financial debt. Of the gross financial debt of EUR 8.404 bn (31 December 2011: EUR 7.768 bn), EUR 1.477 bn (31 December 2011: EUR 1.277 bn) is disclosed as current and EUR 6.927 bn (31 December 2011: EUR 6.491 bn) as non-current financial debt. Over 75 percent of the financial debt has a due date later than 2013.

Gross financial debt repayable within one year is matched by short-term securities of EUR 521 m, cash and cash equivalents of EUR 1.040 bn and a EUR 2.5 bn syndicated credit facility available until 2015 which is not currently drawn down. At 30 June 2012, available liquidity was therefore EUR 2.584 bn. If the securities intended to be held long term of EUR 600 m are also taken into account, available liquidity was EUR 3.184 bn.

Employees

The number of employees in The Linde Group worldwide at 30 June 2012 was 51,072 (31 December 2011: 50,417). Of this number, 40,016 were employed in the Gases Division (31 December 2011: 39,031) and 6,381 in the Engineering Division (31 December 2011: 6,319). The increase in the number of employees in the Gases Division is mainly due to the inclusion of Air Products employees as a result of The Linde Group’s acquisition of that company’s Continental European homecare business, which was completed in April 2012. The majority of the 4,675 staff in the Other Activities segment are employed by Gist, Linde’s logistics service provider.

Group – Employees by reportable segment

	30.06.2012	31.12.2011
Gases Division	40,016	39,031
EMEA	21,635	20,920
Asia/Pacific	11,068	10,868
Americas	7,313	7,243
Engineering Division	6,381	6,319
Other Activities	4,675	5,067

Group	51,072	50,417

Linde Half-Year Financial Report 2012	11
JANUARY TO JUNE 2012 – Group Interim Management Report

Outlook

Group

Leading economic research institutes are forecasting growth in the global economy in the current year 2012. However, the increases in global gross domestic product (GDP) and worldwide industrial production (IP) are expected to be below those seen in 2011. The economic experts are predicting that trends will become somewhat more dynamic in 2013 and 2014. Uncertainty remains, however, as to the sustainability and pace of the economic recovery. The main factors which might impede robust global economic growth include high levels of sovereign debt, volatile exchange rates and continuing relatively high levels of unemployment in the US and in some European countries, as well as the prevailing political situation in some countries in the Arab world.

Based on current economic predictions and prevailing exchange rates and given business trends in the first six months of 2012, Linde confirms its forecast for the current year. The Group continues to assume that it will be able to achieve a higher level of Group revenue and Group operating profit in the 2012 financial year than in 2011.

Against the background of its intended acquisition of the US homecare company Lincare Inc., Linde has made slight adjustments to its medium-term targets. Assuming that the acquisition is completed as planned, Linde expects to be able to achieve its target of at least EUR 4 bn for Group operating profit, which it was originally envisaged it would not meet until the 2014 financial year, a year early – in the 2013 financial year. Linde’s 14 percent target for return on capital employed (ROCE1), which Linde was seeking to achieve in the 2014 financial year, will now be postponed to the 2015 financial year due to the intended acquisition of Lincare. The medium-term targets are also based on current economic predictions and prevailing exchange rates.

Linde anticipates that it will continue to benefit in the coming years from megatrends such as energy, the environment and health as well as from dynamic growth in the emerging economies.

The Group will also continue in future to improve its business processes and remains committed to the systematic implementation of its holistic concept for sustainable productivity gains (High Performance Organisation or HPO). As a result of applying the HPO programme, Linde is still expecting to achieve a reduction in gross costs in the four-year period from 2009 to 2012 of between EUR 650 m and EUR 800 m.

Outlook – Gases Division

Recent economic forecasts indicate that the global gases market will grow at a somewhat slower rate in 2012 than in 2011. Linde remains committed to its original target in the gases business of growing at a faster pace than the market and continuing to increase productivity.

In its on-site business, Linde has a healthy project pipeline, which will continue to make a substantial contribution to revenue and earnings trends for the rest of the 2012 financial year and especially in subsequent years. The Group expects its liquefied gases and cylinder gas business to perform in line with macroeconomic trends. In the Healthcare product area, Linde is anticipating continuing steady growth. Significant increases in revenue and earnings will be generated here by Linde’s acquisition of the US homecare company Lincare and its purchase of Air Products’ Continental European homecare operations.

Linde continues to expect that revenue generated by the Gases Division in the 2012 financial year will exceed revenue generated in 2011 and that operating profit will improve.

[1]	Return on capital employed based on the definition given on page 046 of the 2011 Financial Report.

12	Linde Half-Year Financial Report 2012
JANUARY TO JUNE 2012 – Group Interim Management Report

Outlook – Engineering Division

A relatively stable market environment is expected in the international large-scale plant construction business during the rest of the financial year. At almost EUR 3.8 bn, the order backlog in Linde’s Engineering Division at 30 June 2012 remains at a high level, creating a good basis for a solid business performance over the next two years. The Group continues to expect to achieve the same level of revenue in its plant construction business in the 2012 financial year as in 2011. Linde is still anticipating that it will achieve an operating margin in the current financial year of at least 10 percent. In the medium term, the target for the operating margin remains at 8 percent.

Linde is well-positioned in the international market for olefin plants, natural gas plants, air separation plants and hydrogen and synthesis gas plants, and will derive lasting benefit in particular from investment in two structural growth areas: energy and the environment.

Risk report

Uncertainty about future global economic trends continues. In addition to the risk of a drop in revenue volumes if there is another economic slowdown, the Group is also exposed to the risk of the loss of new business and an increase in the risk of bad debts in its operating business due to the increase in the inability of our customers to make payments (counterparty risk). The high level of volatility in the financial markets continues to make it difficult to arrive at an accurate assessment of the future net assets, financial position and results of operations of The Linde Group.

The risk situation for Linde as described in the 2011 Financial Report has not changed in the six months ended 30 June 2012.

Linde Half-Year Financial Report 2012	13
JANUARY TO JUNE 2012 – Group Interim Management Report

Events after the balance sheet date

Linde plans a friendly takeover of Lincare Holdings Inc.

On 1 July 2012, Linde signed a binding agreement for the acquisition of US-based homecare company Lincare Holdings Inc., Clearwater, Florida. Under the terms of the tender offer, Linde intends to acquire all outstanding Lincare shares at a price of USD 41.50 per share in cash. Following its purchase of shares, Linde intends to complete the transaction through a merger. As a result of this merger, Lincare will become a subsidiary of The Linde Group. The Lincare Board of Directors unanimously approved the transaction. This strategic acquisition will enable Linde to take the next big step in a promising business sector which is both stable and profitable. Against the background of demographic changes, the healthcare market is a global megatrend in which Linde will be able to participate to an even greater extent as a result of the new set-up.

As a market leader in the United States, Lincare will provide Linde in future with the ideal platform to roll out the innovative products and services with which Linde has already achieved great success, particularly in Europe, into the world’s largest healthcare market. As a result of the acquisition, Linde will double the revenue of its Gases Division in North America, thereby strengthening its market position. In future, Linde will generate (pro forma) annual sales revenue from healthcare of approximately EUR 2.8 bn. With around 11,000 employees, Lincare generated sales in the 2011 financial year of almost EUR 1.5 bn and EBITDA of EUR 363 m. The company is number one in the world in the respiratory homecare market and currently provides services to around 800,000 patients. Respiratory homecare describes the treatment of patients with respiratory diseases outside clinical settings. It includes respiratory services such as oxygen therapy, sleep therapy and inhalation therapy. Linde generated revenue from its homecare business in 2011 of EUR 300 m.

The transaction is being financed by an underwritten acquisition loan of USD 4.5 bn and out of available cash. The acquisition loan is being refinanced by equity and debt capital measures. When arranging the financing of the transaction, it was Linde’s aim to retain the Group’s current credit rating of A/A3. Since then, the leading international rating agencies Standard & Poor’s (S & P) and Moody’s have confirmed that their respective ratings of A and A3 are to remain unchanged.

The offer and the acquisition are subject to the approval of the Lincare shareholders and the relevant authorities and to other customary closing conditions. Closing is expected during the third quarter of 2012.

Linde successfully concludes capital increase

On 10 July 2012, Linde AG successfully concluded its intended capital increase with exclusion of the subscription rights of the shareholders by issuing 12,844,037 new bearer shares via an accelerated bookbuilding process. The placement price was EUR 109.00 per share. The share capital of the company increased by EUR 32,880,734.72 as a result, from EUR 440,720,663.04 to EUR 473,601,397.76. The total number of Linde AG shares issued rose from 172,156,509 to 185,000,546. The new shares will be entitled to the dividend for the full 2012 financial year. This capital measure has generated proceeds of around EUR 1.4 bn. The increase in share capital has led to a reduction in the underwritten acquisition loan from its original amount of USD 4.5 bn to USD 2.8 bn.

Disclaimer

On July 11, 2012, Linde AG and Linde US Inc. (together, “Linde”) filed with the United States Securities and Exchange Commission (the “SEC”) a tender offer statement on Schedule TO and Lincare Holdings Inc. (“Lincare”) filed with the SEC a solicitation/recommendation statement on Schedule 14D-9, each regarding the tender offer described herein. Lincare’s shareholders are strongly advised to read these materials (as updated and amended) because they contain important information that Lincare’s shareholders should consider before tendering their shares. These materials and other documents filed by Linde or Lincare with the SEC are available for free at the SEC’s website (http://www.sec.gov) or by directing a request to either Linde AG, Klosterhofstrasse 1, 80331 Munich, Germany or Lincare Holdings Inc., 19387 U.S. 19 North, Clearwater, FL 33764.

14	Linde Half-Year Financial Report 2012
JANUARY TO JUNE 2012 – Group Interim Financial Statements

Group statement of profit or loss

	2nd Quarter		January to June
in € million	2012	2011	2012	2011
Revenue	3,669	3,449	7,174	6,774
Cost of sales	2,296	2,159	4,521	4,288
Gross profit	1,373	1,290	2,653	2,486

Marketing and selling expenses	549	526	1,071	1,011
Research and development costs	25	23	49	47
Administration expenses	333	297	641	581
Other operating income	54	67	114	140
Other operating expenses	44	57	76	102
Share of profit or loss from associates and joint ventures (at equity)	21	18	43	33

Financial income	85	80	159	192
Financial expenses	156	157	322	318

Profit before tax	426	395	810	792
Taxes on income	103	100	179	194

Profit for the period	323	295	631	598
attributable to Linde AG shareholders	304	282	591	566
attributable to non-controlling interests	19	13	40	32

Earnings per share in € – undiluted	1.77	1.65	3.45	3.32
Earnings per share in € – diluted	1.76	1.64	3.42	3.29

Linde Half-Year Financial Report 2012	15
JANUARY TO JUNE 2012 – Group Interim Financial Statements

Group statement of comprehensive income

	2nd Quarter		January to June
in € million	2012	2011	2012	2011
Profit for the period	323	295	631	598
Other comprehensive income (net of tax)	200	-153	51	-658
Unrealised gains/losses on available-for-sale financial assets	-1	—	-4	—
Unrealised gains/losses on derivative financial instruments	-170	44	-123	187
Currency translation differences	534	-146	402	-772
Actuarial gains/losses on pension provisions	-166	-52	-251	-76
Change in effect of the limit on a defined benefit asset (asset ceiling under IAS 19.58)	3	1	27	3

Total comprehensive income	523	142	682	-60

attributable to Linde AG shareholders	490	134	633	-53
attributable to non-controlling interests	33	8	49	-7

16	Linde Half-Year Financial Report 2012
JANUARY TO JUNE 2012 – Group Interim Financial Statements

Group statement of financial position

in € million	30.06.2012	31.12.2011
Assets
Goodwill	8,247	7,868
Other intangible assets	3,336	3,300
Tangible assets	9,474	9,030
Investments in associates and joint ventures (at equity)	824	754
Other financial assets	922	918
Receivables from finance leases	275	302
Other receivables and other assets	440	526
Income tax receivables	5	5
Deferred tax assets	373	368
Non-current assets	23,896	23,071

Inventories	1,143	1,036
Receivables from finance leases	49	50
Trade receivables	2,446	2,030
Other receivables and other assets	749	558
Income tax receivables	114	97
Securities	521	1,073
Cash and cash equivalents	1,040	1,000
Non-current assets classified as held for sale and disposal groups	7	—
Current assets	6,069	5,844

Total assets	29,965	28,915

Linde Half-Year Financial Report 2012	17
JANUARY TO JUNE 2012 – Group Interim Financial Statements

Group statement of financial position

in € million	30.06.2012	31.12.2011
Equity and liabilities
Capital subscribed	441	438
Capital reserve	5,307	5,264
Revenue reserves	5,684	5,752
Cumulative changes in equity not recognised through the statement of profit or loss	414	150

Total equity attributable to Linde AG shareholders	11,846	11,604

Non-controlling interests	576	540

Total equity	12,422	12,144

Provisions for pensions and similar obligations	1,092	938
Other non-current provisions	469	445
Deferred tax liabilities	1,934	2,012
Financial debt	6,927	6,491
Liabilities from finance leases	38	33
Trade payables	4	6
Other non-current liabilities	249	194
Liabilities from income taxes	109	96

Non-current liabilities	10,822	10,215

Other current provisions	1,414	1,455
Financial debt	1,477	1,277
Liabilities from finance leases	12	13
Trade payables	2,583	2,712
Other current liabilities	1,102	996
Liabilities from income taxes	133	103
Current liabilities	6,721	6,556

Total equity and liabilities	29,965	28,915

18	Linde Half-Year Financial Report 2012
JANUARY TO JUNE 2012 – Group Interim Financial Statements

Group statement of cash flows

	January to June
in € million	2012	2011
Profit before tax	810	792

Adjustments to profit before tax to calculate cash flow from operating activities
Amortisation of intangible assets/depreciation of tangible assets	682	641
Impairments on financial assets	—	1
Profit/loss on disposal of non-current assets	-9	-14
Net interest	168	141
Finance income arising from finance leases in accordance with IFRIC 4/IAS 17	9	12
Share of profit or loss from associates and joint ventures (at equity)	-43	-33
Distributions/dividends received from associates and joint ventures	17	21
Income taxes paid	-228	-159

Changes in assets and liabilities
Change in inventories	-80	-86
Change in trade receivables	-195	-237
Change in provisions	-40	-220
Change in trade payables	-144	149
Change in other assets and liabilities	-78	-31
Cash flow from operating activities	869	977

Payments for tangible and intangible assets and plants held under leases in accordance with IFRIC 4/IAS 17	-705	-547
Payments for investments in consolidated companies	-627	-5
Payments for investments in financial assets	-31	-9
Payments for investments in securities	-2	—
Proceeds on disposal of securities	555	3
Proceeds on disposal of tangible and intangible assets and amortisation of receivables from finance leases in accordance with IFRIC 4/IAS 17	44	47
Proceeds on disposal of non-current assets held for sale and disposal groups	—	11
Proceeds on disposal of financial assets	23	15
Cash flow from investing activities	-743	-485

Linde Half-Year Financial Report 2012	19
JANUARY TO JUNE 2012 – Group Interim Financial Statements

Group statement of cash flows

	January to June
in € million	2012	2011
Dividend payments to Linde AG shareholders and non-controlling interests	-446	-392
Cash outflows for purchase of non-controlling interests	-28	8
Proceeds from issue of employee shares	36	—
Interest received	85	93
Interest paid	-299	-252
Proceeds of loans and capital market debt	1,680	924
Cash outflows for the repayment of loans and capital market debt	-1,137	-630
Change in liabilities from finance leases	3	-3
Cash flow from financing activities	-106	-252

Net cash inflow/outflow	20	240
Opening balance of cash and cash equivalents	1,000	1,159
Effects of currency translation	20	-44
Closing balance of cash and cash equivalents	1,040	1,355

20	Linde Half-Year Financial Report 2012
JANUARY TO JUNE 2012 – Group Interim Financial Statements

Statement of changes in Group equity

			Revenue reserves
in € million	Capital subscribed	Capital reserve	Actuarial gains/losses	Retained earnings
At 1 Jan. 2011	436	5,205	-200	5,308

Profit for the period	—	—	—	566
Other comprehensive income (net of tax)	—	—	-72	—
Total comprehensive income	—	—	-72	566
Dividend payments	—	—	—	-375
Changes as a result of share option scheme	1	19	—	—
Other changes	—	—	—	—

At 30 June 2011	437	5,224	-272	5,499

At 31 Dec. 2011/1 Jan. 2012	438	5,264	-351	6,103

Profit for the period	—	—	—	591
Other comprehensive income (net of tax)	—	—	-222	—
Total comprehensive income	—	—	-222	591
Dividend payments	—	—	—	-428
Changes as a result of share option scheme	3	43	—	—
Other changes	—	—	—	-9

At 30 June 2012	441	5,307	-573	6,257

Linde Half-Year Financial Report 2012	21
JANUARY TO JUNE 2012 – Group Interim Financial Statements

Cumulative changes in equity not recognised through the statement of profit or loss
Currency translation differences	Available-for-sale financial assets	Derivative financial instruments	Total equity attributable to Linde AG shareholders	Non-controlling interests	Total equity
121	-1	-21	10,848	514	11,362

—	—	—	566	32	598
-733	—	186	-619	-39	-658
-733	—	186	-53	-7	-60
—	—	—	-375	-17	-392

—	—	—	20	—	20
—	—	—	—	1	1

-612	-1	165	10,440	491	10,931

275	4	-129	11,604	540	12,144

—	—	—	591	40	631
391	-4	-123	42	9	51
391	-4	-123	633	49	682
—	—	—	-428	-18	-446

—	—	—	46	—	46
—	—	—	-9	5	-4

666	—	-252	11,846	576	12,422

22	Linde Half-Year Financial Report 2012
JANUARY TO JUNE 2012 – Group Interim Financial Statements

Segment information

	Reportable segments
	Total Gases Division		Engineering Division
in € million See Note [10]	January to June		January to June
	2012	2011	2012	2011
Revenue from third parties	5,827	5,432	1,052	1,054
Revenue from other segments	3	4	177	172
Total revenue from the reportable segments	5,830	5,436	1,229	1,226
Operating profit	1,599	1,483	151	141
of which share of profit or loss from associates/joint ventures (at equity)	51	36	—	—
Amortisation of intangible assets and depreciation of tangible assets	657	613	18	18
of which amortisation of fair value adjustments identified in the course of purchase price allocation	111	110	4	4
of which impairments	3	17	—	—
EBIT (earnings before interest and tax)	942	870	133	123
Capital expenditure (excluding financial assets)	761	542	12	8

	Reportable segments
	Gases Division
	EMEA
in € million See Note [10]	January to June
	2012	2011
Revenue from third parties	2,939	2,818
Revenue from other segments	5	6
Total revenue from the reportable segments	2,944	2,824
Operating profit	834	807
of which share of profit or loss from associates/joint ventures (at equity)	14	3
Amortisation of intangible assets and depreciation of tangible assets	294	295
of which amortisation of fair value adjustments identified in the course of purchase price allocation	28	31
of which impairments	3	16
EBIT (earnings before interest and tax)	540	512
Capital expenditure (excluding financial assets)	304	262

Linde Half-Year Financial Report 2012	23
JANUARY TO JUNE 2012 – Group Interim Financial Statements

Reportable segments
Other Activities		Reconciliation		Total Group
January to June		January to June		January to June
2012	2011	2012	2011	2012	2011
295	288	—	—	7,174	6,774
—	—	-180	-176	—	—
295	288	-180	-176	7,174	6,774
27	28	-122	-93	1,655	1,559

—	—	-8	-3	43	33

17	10	-10	—	682	641

7	7	—	—	122	121
—	—	—	—	3	17
10	18	-112	-93	973	918
16	7	33	-40	822	517
Reportable segments
Gases Division
Asia/Pacific		Americas		Total Gases Division
January to June		January to June		January to June
2012	2011	2012	2011	2012	2011
1,668	1,469	1,220	1,145	5,827	5,432
6	4	41	28	3	4
1,674	1,473	1,261	1,173	5,830	5,436
453	406	312	270	1,599	1,483
25	23	12	10	51	36
216	189	147	129	657	613

57	52	26	27	111	110
—	—	—	1	3	17
237	217	165	141	942	870
324	196	133	84	761	542

24	Linde Half-Year Financial Report 2012
JANUARY TO JUNE 2012 – Additional Comments

Additional Comments

[1] General accounting policies

The condensed Group interim financial statements of Linde AG for the six months ended 30 June 2012 have been drawn up in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) applicable to interim financial reporting, as adopted by the European Union pursuant to EU Regulation 1606/2002 of the European Parliament and the Council concerning the use of International Accounting Standards.

The reporting currency is the euro. All amounts are shown in millions of euro (EUR m), unless stated otherwise.

A review of the condensed Group interim financial statements has been performed by KPMG AG Wirtschafts-prufungsgesellschaft.

The same accounting policies have been used in the condensed Group interim financial statements as those used to prepare the Group financial statements for the year ended 31 December 2011. IAS 34 Interim Financial Reporting has also been applied. Since 1 January 2012, the following standard has become effective:

•	Amendments to IFRS 7 Financial Instruments: Disclosures – Transfers of Financial Assets

This standard does not have a material impact on the net assets, financial position and results of operations of The Linde Group.

The following new or revised standards and interpretations have been issued by the IASB and the IFRS Interpretations Committee. These have not been applied in the condensed Group interim financial statements for the six months ended 30 June 2012, as they are either not yet mandatory or have not yet been adopted by the European Commission:

•	IFRS 9 Financial Instruments

•	IFRS 10 Consolidated Financial Statements

•	IFRS 11 Joint Arrangements

•	IFRS 12 Disclosures of Interests in Other Entities

•	IFRS 13 Fair Value Measurement

•	IAS 19 Employee Benefits (revised 2011)

•	IAS 28 Investments in Associates and Joint Ventures

•	Amendments to IAS 1 Presentation of Items of Other Comprehensive Income

•	Amendments to IFRS 7 Financial Instruments: Disclosures – Offsetting Financial Assets and Financial Liabilities

•	Amendments to IAS 12 Deferred Tax: Recovery of Underlying Assets

•	Amendments to IAS 32 Offsetting Financial Assets and Financial Liabilities

•	Amendments to IFRS 10, IFRS 11 and IFRS 12 Transition Guidance

•	Improvements to IFRSs (2009 – 2011)

IFRS 9 is expected to become effective from the 2015 financial year onwards and may lead to changes in the classification and measurement of financial assets in the Group financial statements.

IFRS 10 and 11 are expected to become effective from the 2014 financial year and may lead to changes in the companies included in the consolidation and/or changes in the measurement of investments in the Group financial statements. IAS 19 is due to become effective from the 2013 financial year and may lead to a slight reduction in the interest income on plan assets recognised in the financial result.

The remaining standards have no significant impact on the net assets, financial position and results of operations of The Linde Group.

Linde Half-Year Financial Report 2012	25
JANUARY TO JUNE 2012 – Additional Comments

[2] Changes in Group structure

The condensed Group interim financial statements comprise Linde AG and all the companies over which Linde AG exercises direct or indirect control by virtue of its power to govern their financial and operating policies.

The companies included in the condensed Group interim financial statements of The Linde Group comprise the following:

Changes in the base of consolidation

	As at 31.12.2011	Additions	Disposals	As at 30.06.2012
Consolidated subsidiaries	488	14	16	486
of which within Germany	22	1	1	22
of which outside Germany	466	13	15	464
Other investments	59	11	3	67
of which within Germany	2	—	—	2
of which outside Germany	57	11	3	65
Companies accounted for using the equity method	53	1	2	52
of which within Germany	—	—	—	—
of which outside Germany	53	1	2	52

During the reporting period, Linde increased its stake in its subsidiary Abelló Linde S. A., Barcelona, Spain, by 15 percent to 99.99 percent by acquiring shares from non-controlling shareholders. The purchase price for the shares acquired was EUR 29 m. The EUR 10 m difference between the share of net assets acquired from the non-controlling shareholders and the purchase price of the additional shares was offset in revenue reserves.

[3] Acquisitions

The following significant acquisitions took place during the reporting period:

Air Products’ homecare business

On 30 April 2012, The Linde Group acquired the Continental European homecare business of the gases company Air Products. With effect from that date, the business was fully integrated into the Group financial statements of Linde AG. The transaction comprised Air Products’ homecare operations in Belgium, France, Germany, Portugal and Spain. The operations in each country are conducted in separate companies and Linde has acquired all the shares in each company (100 percent of the shares with voting rights): Air Products Sud Europa S. L. (Spain), GASIN – Gases Industriais S. A. (Portugal), Air Products Healthcare France S. A. S. (France), Air Products Medical GmbH (Germany), Air Products Healthcare Belgium S. P. R. L. (Belgium). The business which has been acquired generated revenue of EUR 210 m in 2011 with around 850 employees. The aim of the acquisition was to root Linde even more firmly in the Healthcare structural growth market.

After making certain adjustments relating to liquidity and debt, the purchase price was EUR 604 m, an amount which was settled in cash. Part of the purchase price will be refunded if certain parts of the business do not perform at the level assumed in the purchase negotiations (contingent consideration repayable). The contingent consideration repayable is currently being recognised at a fair value of EUR 101m and this amount is being offset against the purchase price paid for the purpose of deriving the acquisition cost. In addition, Linde has contingent obligations for purchase price payments with a fair value of EUR 32 m, which have the effect of

26	Linde Half-Year Financial Report 2012
JANUARY TO JUNE 2012 – Additional Comments

increasing the acquisition cost. The net contingent consideration repayable lies in a range between EUR 38 m and EUR 79 m. The total acquisition cost is EUR 535 m. The goodwill of EUR 248 m remaining after the purchase price allocation comprises mainly expected synergies with Linde’s existing homecare business in Europe and going concern synergies arising from the business acquired. None of the goodwill is tax-deductible.

The fair values of the assets and liabilities acquired were as follows:

Impact on net assets of acquisition of homecare business from Air Products

Opening balance 30 April 2012
in € million	Fair value
Non-current assets	133
Inventories	9
Other current assets	201
Cash and cash equivalents	16

Equity	287
Non-controlling interests	—
Liabilities	72

Given the proximity of the date of acquisition to the reporting date, the results of the purchase price allocation should be regarded as provisional. Any adjustments to items required after the date of acquisition are included in the published figures.

The fair value of the receivables acquired is EUR 185 m. All these receivables are trade receivables and most of them are due from public healthcare providers. The gross value of the debts is EUR 202 m. The difference between the gross value of the receivables and their fair value is the provision for bad debts. Of the amounts outstanding, EUR 110 m has been received since the acquisition date.

Asset deal with Hebei Puyang Iron & Steel Ltd. (decaptivation)

On 30 April 2012, The Linde Group assumed responsibility for supplying gases to the steel company Hebei Puyang Iron & Steel Co. Ltd., Wu’an, China (Puyang Steel) under the terms of a long-term gas supply agreement concluded with Puyang Steel which also includes the purchase of that company’s existing air separation plants (decaptivation). On the basis of the business acquired, The Linde Group will build a further high-volume air separation plant to facilitate the expansion of capacity at Puyang Steel and to promote the development of its liquefied gases business in Hebei province.

The purchase price for the acquisition of the production business was EUR 60 m, of which EUR 37 m was paid in cash. The remainder of the purchase price is disclosed as a liability. Under the asset deal, only non-current assets were acquired, mainly air separation plants and customer relationships. No goodwill arose on this transaction. No receivables were acquired.

Purchase of the existing gas supply of Dahua Group in Dalian (decaptivation)

On 1 June 2012, The Linde Group assumed responsibility for the existing gas supply of the chemical company Dahua Group at its site on Songmu Island in Dalian in north-eastern China (decaptivation). To do so, Linde formed a production company together with the Dahua Group. Linde controls this company. The consideration of EUR 15 m for the purchase of the gas production was settled in the form of shares in the production company granted to Dahua and therefore had no cash impact on Linde. By building a new, more efficient air separation plant in this production company, Linde will secure future gas supplies for the Dahua Group. When Linde assumed responsibility for the existing gas production of the Dahua Group, it acquired only non-current assets (mainly air separation plants and customer relationships) and no goodwill arose on the transaction. No receivables were acquired. Given the proximity of the purchase to the reporting date, the results of the purchase price allocation should be regarded as provisional.

Linde Half-Year Financial Report 2012	27
JANUARY TO JUNE 2012 – Additional Comments

The impact of the transactions on the results of operations of The Linde Group was as follows:

Impact of acquisitions on results of operations of The Linde Group

in Mio. €	Air Products’ homecare business	Puyang	Dahua
Revenue since acquisition date	37	8	2
Revenue from 1 January to 30 June 2012[1]	111	23	10
Profit for the period since acquisition date	5	1	—
Profit for the period from 1 January to 30 June 2012[1]	15	3	—

[1]	In determining these amounts, management has assumed that the fair value adjustments that arose on the date of acquisition would have been the same if the acquisition had occurred on 1 January 2012.

[4] Foreign currency translation

The financial statements of companies outside the European Monetary Union are translated in accordance with the functional currency concept. For all companies, items in the balance sheet are translated using the spot rate and items in the statement of profit or loss using the average rate. Since 1 January 2010, Venezuela has been classified as a hyperinflationary economy in accordance with IAS 29 Financial Reporting in Hyperinflationary Economies. As a result, the activities of The Linde Group in that country are no longer accounted for on a historic cost basis but after adjustment for the effects of inflation. The local inflation index INPC (Indice Nacional de Precios al Consumidor) is used for this purpose.

The principal exchange rates used are as follows:

Exchange rate € 1 =	ISO code	Mid-rate on balance sheet date		Average rate January to June
		30.06.2012	31.12.2011	2012	2011
Argentina	ARS	5.69031	5.57540	5.69489	5.68082
Australia	AUD	1.23661	1.26830	1.25476	1.35716
Brazil	BRL	2.61390	2.41410	2.40539	2.28799
Canada	CAD	1.28946	1.32320	1.30611	1.37107
China	CNY	7.99601	8.15510	8.20592	9.17783
Czech Republic	CZK	25.62180	25.59900	25.17343	24.34612
Hungary	HUF	287.57983	315.54000	295.73152	269.42436
Malaysia	MYR	4.00014	4.10740	4.00610	4.25628
Norway	NOK	7.54068	7.74920	7.58209	7.82860
Poland	PLN	4.24769	4.46750	4.24705	3.95212
South Africa	ZAR	10.44907	10.48220	10.29120	9.67318
South Korea	KRW	1,441.62433	1,502.04000	1,481.01443	1,544.91365
Sweden	SEK	8.77212	8.91400	8.87624	8.94168
Switzerland	CHF	1.20124	1.21540	1.20516	1.26949
Turkey	TRY	2.28292	2.44240	2.33892	2.20594
UK	GBP	0.80462	0.83430	0.82394	0.86821
USA	USD	1.25850	1.29570	1.29852	1.40372

28	Linde Half-Year Financial Report 2012
JANUARY TO JUNE 2012 – Additional Comments

[5] Non-current assets held for sale and discontinued operations

Included in Non-current assets classified as held for sale and disposal groups are land and buildings in the EMEA operating segment. It is highly probable that these assets will be disposed of in their current condition within the next twelve months. No impairment losses were recognised on the reclassification of these assets as non-current assets held for sale.

[6] Pension obligations

The actuarial valuation of the pension obligations is based on the projected unit credit method set out in IAS 19 Employee Benefits. This method takes into account not only vested future benefits and known pensions at the balance sheet date, but also expected future increases in salaries and pensions. The calculation of the provision is determined using actuarial reports. Actuarial gains and losses are recognised immediately in equity.

In the interim reports, a competent estimate of the pension obligation is made, based on trends in actuarial assumptions and taking into account any exceptional effects in the current quarter.

At 30 June 2012, there were changes in the assumptions on which the pension obligations were based and in the measurement at fair value of the plan assets, which led to a decrease in equity of EUR 224 m (after deferred tax) when compared with the figure at 31 December 2011 (decrease in equity of EUR 73 m). The main reason for this was the decrease in interest rates.

[7] Net financial debt

	Current		Non-current		Total
in € million	30.06.2012	31.12.2011	30.06.2012	31.12.2011	30.06.2012	31.12.2011
Financial debt	1,477	1,277	6,927	6,491	8,404	7,768
less: Securities	521	1,073	600	601	1,121	1,674
less: Cash and cash equivalents	1,040	1,000	—	—	1,040	1,000

Net financial debt	-84	-796	6,327	5,890	6,243	5,094

In May 2012, Linde Finance B. V. issued a new EUR 500 m bond under the EUR 10 bn Debt Issuance Programme. The seven-year bond has a fixed interest coupon of 1.75 percent and is guaranteed by Linde AG. The proceeds of the transaction are being used in the general financing of the business.

Of the financial debt at 30 June 2012, EUR 2.952 bn is in a fair value hedging relationship (31 December 2011: EUR 2.943 bn). If there had been no adjustment to the carrying amount as a result of fair value hedging relationships which had been agreed and were outstanding at the end of the reporting period, the financial debt of EUR 8.404 bn (31 December 2011: EUR 7.768 bn) would have been EUR 152 m (31 December 2011: EUR 167 m) lower.

To minimise the liquidity risk, The Linde Group concludes Credit Support Annexes (CSAs) with banks. Under these agreements, the positive and negative fair values of derivatives held by Linde AG and Linde Finance B. V. are collateralised with cash on a regular basis. An amount of EUR 122 m (31 December 2011: EUR 95 m) in respect of these agreements has been disclosed in bank loans and overdrafts as part of financial debt and an amount of EUR 66 m (31 December 2011: EUR 45 m) has been disclosed in cash equivalents.

Linde Half-Year Financial Report 2012	29
JANUARY TO JUNE 2012 – Additional Comments

[8] Financial income and expenses

The net financial expense increased by EUR 37 m, from EUR 126 m at 30 June 2011 to EUR 163 m at 30 June 2012. It should be noted here that in the first quarter of 2011 the net financial expense included one-off income of EUR 30 m arising from the repayment of a loan relating to the sale of BOC Edwards in 2007.

[9] Earnings per share

	January to June
in € million	2012	2011
Profit for the period attributable to Linde AG shareholders	591	566

Shares in thousands
Weighted average number of shares outstanding	171,248	170,345
Dilution as a result of share option scheme	1,541	1,630
Weighted average number of shares outstanding – diluted	172,789	171,975
Earnings per share in € – undiluted	3.45	3.32
Earnings per share in € – diluted	3.42	3.29

Included in the figure for diluted earnings per share is the issue of shares relating to the employee share option schemes, to the extent that these have not already been exercised. Options exercised are also included in the calculation of the weighted average number of shares outstanding (fully diluted), on a weighted basis until the date they are exercised.

[10] Segment reporting

The same accounting policies apply to segment reporting in the interim report as those described in the Group financial statements for the year ended 31 December 2011. No changes were made to the segment structure during the reporting period.

To arrive at the figure for the Gases Division as a whole from the figures from the reportable segments within the Gases Division, consolidation adjustments of EUR 49 m (2011: EUR 34 m) were deducted from revenue. Therefore, it is not possible to arrive at the figures for the Gases Division as a whole by merely adding together the reportable segments in the Gases Division.

30	Linde Half-Year Financial Report 2012
JANUARY TO JUNE 2012 – Additional Comments

The reconciliation of segment revenue to Group revenue and of the operating profit of the reportable segments to Group profit before tax is shown in the table below:

Reconciliations of segment revenue and of the segment result

	January to June
in € million	2012	2011
Revenue
Total revenue from the reportable segments	7,354	6,950
Consolidation	-180	-176

Group revenue	7,174	6,774

Operating profit
Operating profit from the reportable segments	1,777	1,652
Operating profit from Corporate activities	-98	-66
Amortisation and depreciation	682	641
of which fair value adjustments identified in the course of the purchase price allocation	122	121
of which impairments	3	17
Financial income	159	192
Financial expenses	322	318
Consolidation	- 24	- 27

Profit before tax	810	792

[11] Share option scheme

A detailed description of the existing share option schemes is given in Note 28 of the Notes to the Group financial statements in the 2011 Financial Report. Share options outstanding at 30 June 2012 and 31 December 2011 are disclosed in the table below:

Options	30.06.2012	31.12.2011
Long Term Incentive Plan 2007	878,696	1,568,770
Linde Management Incentive Programme 2002	345,580	756,535

The total number of options outstanding fell by 1,101,029 during the reporting period. Of these, 20,034 expired and the rest were exercised. Members of the Executive Board and Supervisory Board exercised 221,689 options.

Linde Half-Year Financial Report 2012	31
JANUARY TO JUNE 2012 – Additional Comments

[12] Related party transactions

Linde AG is related in the course of its normal business activities to non-consolidated subsidiaries, joint ventures and associates. Related companies which are controlled by The Linde Group or over which The Linde Group may exercise significant influence are disclosed in the list of shareholdings in the Notes to the Group financial statements for the year ended 31 December 2011. Goods and services provided by the Group to associates or joint ventures and provided by associates or joint ventures to the Group (related party transactions) were as follows:

	January to June
	2012	2011
in € million	With associates or joint ventures	With associates or joint ventures
Revenue	83	81
Goods and services purchased	18	17

Receivables from and liabilities to associates or joint ventures arising from related party transactions were as follows:

	30.06.2012	31.12.2011
in € million	With associates or joint ventures	With associates or joint ventures
Receivables	274	265
Liabilities	37	24

Transactions with non-consolidated subsidiaries during the reporting period were immaterial.

Related parties include the members of the Executive Board and Supervisory Board. During the reporting period, there were no significant transactions between The Linde Group and members of the Executive Board and Supervisory Board which do not fall within the scope of the existing rules governing the employment, service or appointment of those individuals or of the contractual arrangements for their remuneration. Some members of Linde’s Executive and Supervisory Boards hold similar positions in other companies. Linde has normal business relationships with virtually all these companies. The sale and purchase of goods and services to and from these companies take place under the usual market conditions.

[13] Contingent liabilities and other financial commitments

In the normal course of business, The Linde Group or any of its Group companies are involved in current or foreseeable legal or arbitration proceedings. During the reporting period, there have been no significant changes to the situation compared with the information provided in the 2011 Financial Report.

There were other financial commitments arising from investments in tangible assets (commitments resulting from orders) at 30 June 2012 of EUR 195 m (31 December 2011: EUR 223 m).

32	Linde Half-Year Financial Report 2012
JANUARY TO JUNE 2012 – Additional Comments

[14] Reconciliation of key financial figures

To provide better comparability, the key financial figures relating to The Linde Group have been adjusted below for the effects of the purchase price allocation in accordance with IFRS 3 on the acquisition of BOC and on acquisitions directly related to the BOC transaction.

Adjusted financial figures

	January to June
	2012			2011
in € million	As reported	Non-GAAP adjustments	Key financial figures	As reported	Non-GAAP adjustments	Key financial figures
Revenue	7,174	—	7,174	6,774	—	6,774
Cost of sales	-4,521	25	-4,496	-4,288	26	-4,262

Gross profit	2,653	25	2,678	2,486	26	2,512

Research and development costs, marketing, selling and administration expenses	-1,761	97	-1,664	-1,639	95	-1,544

Other operating income and expenses	38	—	38	38	—	38
Share of profit or loss from associates and joint ventures (at equity)	43	—	43	33	—	33
EBIT	973	122	1,095	918	121	1,039
Financial result	-163	—	-163	-126	—	-126
Taxes on income	-179	-44	-223	-194	-42	-236

Profit for the period	631	78	709	598	79	677

attributable to Linde AG shareholders	591	78	669	566	79	645
attributable to non-controlling interests	40	—	40	32	—	32

Earnings per share in € – undiluted	3.45	—	3.91	3.32	—	3.79
Earnings per share in € – diluted	3.42	—	3.87	3.29	—	3.75

Linde Half-Year Financial Report 2012	33
JANUARY TO JUNE 2012 – Additional Comments

[15] Discretionary decisions and estimates

The preparation of the interim report in accordance with IFRS requires discretionary decisions and estimates for some items which might have an effect on their recognition and measurement in the statement of financial position and statement of profit or loss. The actual amounts realised may differ from these estimates. Estimates are required in particular for:

•	the assessment of the need to recognise and the measurement of impairment losses relating to intangible assets, tangible assets and inventories,

•	the recognition and measurement of pension obligations,

•	the recognition and measurement of other provisions,

•	the assessment of the stage of completion of long-term construction contracts,

•	the assessment of lease transactions,

•	the measurement of assets acquired and liabilities assumed in the course of business combinations.

Any change in the key factors which are applied in impairment reviews of goodwill, other intangible assets, tangible assets or inventories may possibly result in higher or lower impairment losses or no impairment losses at all being recognised.

The obligation arising from defined benefit commitments is determined on the basis of actuarial assumptions. Any change in the assumptions would have no effect on earnings, as actuarial gains and losses are recognised directly in equity.

The recognition and measurement of other provisions are based on the assessment of the probability of an outflow of resources to settle the obligation, and on past experience and circumstances known at the balance sheet date. The actual amount utilised may therefore differ from the figure set aside under other provisions.

The assessment of the stage of completion of long-term construction contracts is based on the percentage of completion method, subject to certain conditions being met. The stage of completion of the contract is determined on the basis of the proportion that contract costs incurred for work performed to date bear to the estimated total contract costs. For major projects, the calculation and analysis of the stage of completion of the project take into account in particular contract costs incurred by subcontractors. External experts are sometimes used to assist with the calculation of these costs.

Discretionary decisions are required to be made, for example, in assessing whether all the substantial risks and rewards incidental to the ownership of an asset have in fact been transferred to the lessee. To establish whether an embedded finance lease exists in respect of Linde’s on-site plants, assumptions need to be made about the allocation of the consideration received from the customer. If the measurement was made on a different basis, this could lead to a different classification of the plants.

Business combinations require estimates to be made when determining fair values for assets, liabilities and contingent liabilities acquired, as well as for contingent components of the purchase price. The nature of the estimates depends on the measurement methods applied. When discounted cash flow methods are used, primarily to measure intangible assets (but which are also used to calculate contingent consideration), discretionary aspects include the length and breadth of the cash flow and the determination of an appropriate discount rate. If cost-based methods are used, the main discretionary element is the assessment of the comparability of the reference objects with the objects to be measured. When making discretionary decisions about purchase price allocations in the case of significant business combinations, Linde takes advice from experts in the field, who assist in arriving at the decisions and provide reports backing their opinions.

34	Linde Half-Year Financial Report 2012
JANUARY TO JUNE 2012 – Additional Comments

[16] Significant events after the balance sheet date

On 1 July 2012, Linde signed a binding agreement for the acquisition of US homecare company Lincare Holdings Inc., based in Clearwater, Florida. Under the terms of the tender offer, Linde intends to acquire all outstanding Lincare shares at USD 41.50 per share in cash. Following its purchase of shares, Linde intends to complete the acquisition of Lincare through a merger. As a result of this merger, Lincare will become a subsidiary of The Linde Group. The Lincare Board of Directors unanimously approved the transaction.

The offer and the acquisition are subject to the approval of the Lincare shareholders and the relevant authorities and to other customary closing conditions. Closing is expected during the third quarter of 2012.

The transaction is being financed by an underwritten acquisition loan of USD 4.5 bn and out of available cash. The acquisition loan is being refinanced by equity and debt capital measures.

On 10 July 2012, Linde AG successfully concluded its intended capital increase with exclusion of the subscription rights of the shareholders by issuing 12,844,037 new bearer shares via an accelerated bookbuilding process. The placement price was EUR 109.00 per share. The share capital of the company increased as a result by EUR 32,880,734.72, from EUR 440,720,663.04 to EUR 473,601,397.76. The total number of Linde AG shares issued rose from 172,156,509 to 185,000,546. The new shares will be entitled to the dividend for the full 2012 financial year. This capital measure generated proceeds of around EUR 1.4 bn. The increase in share capital has led to a reduction in the underwritten acquisition loan from its original amount of USD 4.5 bn to USD 2.8 bn.

No other significant events have occurred for The Linde Group between the end of the reporting period on 30 June 2012 and the publication deadline for these condensed Group interim financial statements.

Munich, 26 July 2012

Professor Dr Wolfgang Reitzle	Georg Denoke
Chief Executive Officer	Member of the Executive Board
of Linde AG	of Linde AG

Professor Dr Aldo Belloni	Sanjiv Lamba
Member of the Executive Board	Member of the Executive Board
of Linde AG	of Linde AG

Thomas Blades
Member of the Executive Board
of Linde AG

Linde Half-Year Financial Report 2012	35
JANUARY TO JUNE 2012 – Review Report

Review Report

To Linde AG, Munich

We have reviewed the condensed interim consolidated financial statements – comprising the Group statement of profit or loss, the Group statement of comprehensive income, the Group statement of financial position, the Group statement of cash flows, the statement of changes in Group equity and selected explanatory notes – together with the Group interim management report of Linde AG, Munich, for the period from 1 January to 30 June 2012 that are part of the half-year financial report according to § 37w (3) of the German Securities Trading Act (WpHG). The preparation of the condensed interim consolidated financial statements in accordance with those IFRS applicable to interim financial reporting as adopted by the EU, and of the Group interim management report in accordance with the requirements of the WpHG applicable to interim group management reports, is the responsibility of the Company’s Executive Board. Our responsibility is to issue a report on the condensed interim consolidated financial statements and on the Group interim management report based on our review.

We performed our review of the condensed interim consolidated financial statements and the Group interim management report in accordance with the German generally accepted standards for the review of financial statements promulgated by the Institut der Wirtschaftsprufer e. V. (IDW) and in supplementary compliance with the International Standard on Review Engagements 2410 (ISRE 2410). Those standards require that we plan and perform the review so that we can preclude through critical evaluation, with a certain level of assurance, that the condensed interim consolidated financial statements have not been prepared, in material aspects, in accordance with the IFRS applicable to interim financial reporting as adopted by the EU, and that the Group interim management report has not been prepared, in material aspects, in accordance with the requirements of the WpHG applicable to interim group management reports. A review is limited primarily to inquiries of company employees and analytical assessments and therefore does not provide the assurance attainable in a financial statement audit. Since, in accordance with our engagement, we have not performed a financial statement audit, we cannot issue an auditors’ report.

Based on our review, no matters have come to our attention that cause us to presume that the condensed interim consolidated financial statements have not been prepared, in material respects, in accordance with the IFRS applicable to interim financial reporting as adopted by the EU, or that the Group interim management report has not been prepared, in material respects, in accordance with the requirements of the WpHG applicable to interim group management reports.

Munich, 26 July 2012

KPMG AG
Wirtschaftsprufungsgesellschaft

Professor Dr Rolf Nonnenmacher	Christoph B. Schenk
Wirtschaftsprufer	Wirtschaftsprufer
(German Public Auditor)	(German Public Auditor)

36	Linde Half-Year Financial Report 2012
JANUARY TO JUNE 2012 – Responsibility Statement

Responsibility Statement

To the best of our knowledge and belief, and in accordance with the applicable accounting principles for interim reporting, the condensed interim consolidated financial statements give a true and fair view of the net assets, financial position and profit or loss of the Group, and the Group interim management report includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal opportunities and risks associated with the expected development of the Group in the remaining part of the financial year.

Munich, 26 July 2012

Professor Dr Wolfgang Reitzle	Georg Denoke
Chief Executive Officer	Member of the Executive Board
of Linde AG	of Linde AG

Professor Dr Aldo Belloni	Sanjiv Lamba
Member of the Executive Board	Member of the Executive Board
of Linde AG	of Linde AG

Thomas Blades
Member of the Executive Board
of Linde AG

Linde Half-Year Financial Report 2012	37
JANUARY TO JUNE 2012 – Contact Details | Financial Calendar | Imprint

Contact Details	Financial Calendar

Linde AG	Autumn Press Conference
Klosterhofstrasse 1	29 October 2012
80331 Munich	Carl von Linde Haus, Munich
Germany
Phone +49.089.35757-01	Interim Report
Fax +49.089.35757-1075	January to September 2012
www.linde.com	29 October 2012

Communications	Annual General Meeting 2013
Phone +49.89.35757-1321	29 May 2013, 10 a.m.
Fax +49.89.35757-1398	International Congress Centre Munich
E-mail media@linde.com

Investor Relations
Phone +49.89.35757-1321
Fax +49.89.35757-1398
E-mail investorrelations@linde.com

This report is available in both German and English and can be downloaded from our website at www.linde.com.

Additional copies of the report and further information about Linde can be obtained from us free of charge.

Imprint

Published by

Linde AG

Klosterhofstrasse 1

80331 Munich

Germany

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Linde AG

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Published by

Linde AG
Klosterhofstrasse 1
80331 Munich
Germany
Phone +49.89.35757-01
Fax +49.89.35757-1075
www.linde.com